Exhibit (b)

EXECUTION COPY

April 21, 2003

Apogent Technologies Inc.

Senior Credit Facilities Amendment

Commitment Letter

Apogent Technologies Inc.

30 Penhallow Street

Portsmouth, NH 03801

Ladies and Gentlemen:

You have advised J.P. Morgan Securities Inc. (“JPMorgan”) and JPMorgan Chase Bank (“JPMorgan Chase Bank”; together with JPMorgan, the “Commitment Parties”) that you intend to consummate a recapitalization transaction (the “Transaction”) consisting of (i) an equity tender offer (the “Equity Tender Offer”) for up to approximately 15% of your common stock and associated preferred stock purchase rights and (ii) the issuance by you of approximately $250,000,000 in aggregate principal amount of Senior Subordinated Notes due not earlier than 2013 (the “Notes”).

We understand that certain amendments to your existing $500,000,000 bank credit facilities (the “Existing Facilities”), substantially as set forth in the proposed amendment attached hereto as Annex A (the “Amendment”), will be required to permit the consummation of the Transaction, and that the Amendment must be approved by lenders holding a majority of the commitments under the Existing Facilities (the “Approval”). You have requested that, in the event that the solicitation of consents in respect of the Amendment fails to result in the Approval being obtained, JPMorgan Chase Bank provide up to $500,000,000 in replacement senior credit facilities maturing no earlier than December 31, 2005 and having other terms and conditions to be agreed upon (the “New Facilities”).

JPMorgan is pleased to advise you that it is willing (i) to act as exclusive advisor, sole lead arranger and sole bookrunner for the Amendment and, if applicable, the New Facilities and (ii) to use its reasonable efforts to obtain the Approval. Furthermore, JPMorgan Chase Bank is pleased to advise you that (i) in its capacity as a lender under the Existing Facilities, it will consent to the Amendment and (ii) in the event that the solicitation of consents in respect of the

Amendment fails to result in the Approval being obtained, it will provide the entire amount of the New Facilities upon terms and conditions to be agreed among JPMorgan, JPMorgan Chase Bank and you. In the event that the Approval is not obtained, JPMorgan Chase will make the New Facilities available on or before the expiration date under the Equity Tender Offer (the “Equity Tender Closing Date”), and, during the 60-day period following the Equity Tender Closing Date, the New Facilities will be syndicated as described below.

It is agreed that JPMorgan will act as the sole and exclusive advisor, sole lead arranger and sole bookrunner for the Amendment and, if applicable, the New Facilities, and that JPMorgan Chase Bank will act as the sole and exclusive administrative agent for the New Facilities, if applicable, and each of JPMorgan and JPMorgan Chase Bank will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Fee Letter referred to below) will be paid in connection with the Amendment or the New Facilities unless you and we shall so agree.

In the event that the Approval is not obtained, we intend to syndicate the New Facilities to a group of financial institutions (together with JPMorgan Chase Bank, the “Lenders”) identified by us in consultation with you. JPMorgan intends to commence its efforts to solicit consents in respect of the Amendment promptly, and would commence syndication efforts in respect of the New Facilities promptly after the Equity Tender Closing Date, and you agree actively to assist JPMorgan in completing such solicitation and, if applicable, a syndication of the New Facilities satisfactory to it, provided that JPMorgan will consult with you with respect to any such syndication. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication and solicitation efforts benefit materially from your existing lending relationships, (b) direct contact between your senior management and advisors and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials, as applicable, to be used in connection with the syndication and solicitation efforts and (d) if requested by JPMorgan, the hosting, with JPMorgan, of one or more meetings of prospective Lenders.

JPMorgan, in consultation with you, will manage all aspects of the solicitation of consents or the syndication, if applicable, including, in the case of any syndication, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist JPMorgan in its syndication and solicitation efforts, you agree promptly to prepare and provide to the Commitment Parties all information with respect to you and the Transaction, including all financial information and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the New Facilities and the solicitation of consents in respect of the Amendment. You hereby represent and covenant that (a) all written information other than the Projections (the “Information”) that has been or will be made available to any Commitment Party by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available in writing to any Commitment Party by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. You understand that in arranging and syndicating the New Facilities, and in arranging or soliciting consents in respect of the Amendment, we may use and rely on the Information and Projections without independent verification thereof.

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to pay the nonrefundable fees described in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).

Each Commitment Party’s commitments and agreements hereunder are subject to (a) there not occurring or becoming known to us any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, operations, property, condition (financial or otherwise) or prospects of you and your subsidiaries, taken as a whole, (b) such Commitment Party’s completion of and satisfaction in all respects with a due diligence investigation of you and your subsidiaries, (c) such Commitment Party not becoming aware after the date hereof of any information or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections) affecting you or the Transaction that in such Commitment Party’s judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to such Commitment Party prior to the date hereof or could materially impair the syndication of the New Facilities and/or the solicitation of consents in respect of the Amendment, (d) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in such Commitment Party’s reasonable judgment, could materially impair the syndication of the New Facilities and/or the solicitation of consents in respect of the Amendment, (e) such Commitment Party’s reasonable satisfaction that prior to and during the syndication of the New Facilities and/or the solicitation of consents in respect of the Amendment there shall be no competing offering, placement or arrangement of any debt securities or bank financing (other than the offering of the Notes) by you or any of your affiliates or on your behalf or on behalf of any of your affiliates, (f) the consummation of the Equity Tender Offer simultaneously with the effectiveness of the Amendment or, if applicable, the closing of the New Facilities, and (g) the negotiation, execution and delivery on or before June 30, 2003 of definitive documentation with respect to the Amendment or, if applicable, the New Facilities, in either case reasonably satisfactory to such Commitment Party. Those matters that are not covered by the provisions hereof are subject to the approval and agreement of the Commitment Parties and you.

You agree (a) to indemnify and hold harmless each Commitment Party, its affiliates and their respective officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Existing Facilities, the New Facilities, the use of the proceeds thereof, the Amendment, the Transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse each Commitment Party and its affiliates on demand for all out-of-pocket expenses (including due diligence expenses, syndication expenses, consultant’s fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Existing Facilities or the New Facilities and any related documentation (including this Commitment Letter, the Fee Letter, the Amendment and the definitive financing documentation, if any, relating to the New Facilities) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons (unless such interception is due to the willful misconduct or gross negligence of such indemnified person) or for any special, indirect, consequential or punitive damages in connection with the Amendment or the New Facilities.

You acknowledge that JPMorgan and its affiliates (the term “JPMorgan” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the Transaction and otherwise. JPMorgan will not use confidential information obtained from you by virtue of the Transaction or its other relationships with you in connection with the performance by JPMorgan of services for other companies, and JPMorgan will not furnish any such information to other companies. You also acknowledge that JPMorgan has no obligation to use in connection with the Transaction, or to furnish to you, confidential information obtained from other companies.

This Commitment Letter shall not be assignable by you without the prior written consent of each Commitment Party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Transaction, the Amendment and the New Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law or regulatory authorities (in which case you agree to inform us promptly thereof) or (c) with respect to the Commitment Letter only, to the extent the Company reasonably determines such disclosure is necessary in connection with the marketing of the Notes or the Equity Tender Offer. Notwithstanding anything herein to the contrary, any party subject to confidentiality obligations hereunder or under any other related document (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, such party’s U.S. federal income tax treatment and the U.S. federal income tax structure of the proposed Transaction relating to such party and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, no such party shall disclose any information relating to such tax treatment or tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws.

The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether the Amendment or any other definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or JPMorgan Chase Bank’s backstop commitment hereunder.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., New York City time, on April 21, 2003. The commitments and agreements of the Commitment Parties hereunder will expire at such time in the event we have not received such executed counterparts in accordance with the preceding sentence.

We are pleased to have been given the opportunity to assist you in connection with this important transaction.

Accepted and agreed to as of the date first written above by:

Very truly yours,

J.P. MORGAN SECURITIES INC.

By:	/S/ C. J. DROOGAN

Name: C. J. Droogan
Title: Vice President

J.P. MORGAN CHASE BANK

By:	/S/ JOHN C. RIORDEN

Name: John C. Riorden
Title: Vice President

Accepted and agreed to as of the date first written above by:

APOGENT TECHNOLOGIES INC.

By:	/S/ FRANK H. JELLINEK, JR.

Name: Frank H. Jellinek, Jr.
Title: President and CEO